Exhibit 99.1

Sun Life confirms draft prospectus filing for India Joint Venture IPO

TORONTO and MUMBAI, India, April 19, 2021 /CNW/ - Sun Life Financial (TSX: SLF) (NYSE: SLF) confirmed today the filing of a draft red herring prospectus ("draft prospectus") with the regulatory authorities in India in respect of the proposed initial public offering ("IPO") by its India joint venture, Aditya Birla Sun Life AMC Limited ("ABSLAMC"). This filing was completed following approval of ABSLAMC and relevant approvals from Sun Life (India) AMC Investments Inc. ("Sun Life AMC") and Aditya Birla Capital Limited ("ABCL").

ABSLAMC is India's fourth largest asset management company by assets under management (AUM) with 49% owned indirectly by Sun Life through Sun Life AMC and 51% owned by ABCL. As part of the IPO, Sun Life AMC has agreed to sell up to 36,029,120 shares in ABSLAMC, representing approximately 12.5% of the paid up capital in ABSLAMC. Combined with ABCL's sale of shares, the IPO is expected to result in a 13.5% public float for ABSLAMC.

Sun Life has operated in India since 1999 through joint ventures with the Aditya Birla Group that includes asset management, life insurance and pension management.

The IPO will be subject to supportive market conditions, as well as corporate, regulatory and other approvals, as applicable or required.

The draft red herring prospectus that has been filed by ABSLAMC with the regulatory authorities in India will be publicly available in accordance with Indian regulations.  The ABSLAMC securities have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, or qualified for distribution under applicable Canadian securities laws, and may not be offered or sold in the United States or Canada absent registration or an exemption from such registration or prospectus requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to purchase, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of C$1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Forward-Looking Information

Certain statements in this news release are forward-looking, including, but not limited to, statements relating to the proposed IPO, the sale of our shares of ABSLAMC as part of the IPO and the public float of ABSLAMC on completion of the IPO.  All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release represent our current expectations regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including market conditions and the assumption that the IPO will be completed. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact
Rajani Kamath	Yaniv Bitton
Associate Vice-President	Vice-President
Corporate Communications	Investor Relations
(416) 979-6070	(416) 979-6496
rajani.kamath@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2021/19/c4613.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 16:47e 19-APR-21